Exhibit (d)(2)(K)(iv)

March 11, 2013

Ms. Molly Conway

Vice President, Business Development Officer

Pioneer Funds Distributor, Inc.

60 State Street

17th Floor

Boston, MA 02109

Dear Ms. Conway:

On Thursday, March 7, 2013, the Board of Trustees (the “Board”) of ING Investors Trust voted to replace Pioneer Investment Management, Inc. (“Pioneer”) as Sub-Adviser to ING Pioneer Fund Portfolio (the “Portfolio”) and to terminate the Portfolio Management Agreement (the “Agreement”) with Pioneer in accordance with Section 15 of the Agreement, effective at the close of business on April 14, 2013.

Pursuant to Section 15 of the Agreement, it may be terminated with respect to the Portfolio at any time, without penalty, by the Board, upon 60 days’ written notice. By signing below, you hereby agree to waive Pioneer’s right to the 60 days’ prior notice of termination that is contemplated under Section 15 of the Agreement.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard. We note that this does not affect the Agreement with Pioneer with respect to ING Pioneer Mid Cap Value Portfolio, a series of ING Investors Trust, and the Sub-Advisory Agreement with respect to ING Pioneer High Yield Portfolio, a series of ING Partners, Inc., (together, the “Agreements”) that remain subject to the Agreements.

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7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust

March 11, 2013

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio. We continue to value our relationship with your firm.

Very truly yours,

By:	/s/ Todd Modic_____ Todd Modic Senior Vice President ING Investors Trust

ACCEPTED AND AGREED TO:

Pioneer Investment Management, Inc.

By:	/s/ Ken Taubes

Name:	Ken Taubes

Title:	Chief Investment Officer, Duly Authorized